

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Barry Silbert
Chief Executive Officer
Grayscale Investments, LLC
250 Park Avenue South
New York, NY 10003

> **Re:** **Grayscale Ethereum Trust (ETH)**
> **Form 10-12G**
> **Exhibit Nos. 10.1 and 10.3**
> **Filed August 6, 2020**
> **File No. 000-56193**

Dear Mr. Silbert:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance